SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                 Commission File Number 001-09591

Transition Report on Form 20-F    Transition Report on Form N-SAR
                   NOTIFICATION OF LATE FILING
     (Check One):  Form 10-K   Form 11-K   Form 20-F  X Form 10-Q
  Form N-SAR
     For Period Ended:  June 30, 1998
Transition Report on Form 10-K    Transition Report on Form 10-Q
Transition Report on Form 20-F    Transition Report on Form N-SAR
Transition Report on Form 11-K
     For the Transition Period Ended:
_______________________________________
     Read attached instruction sheet before preparing form.
Please print or type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_________________________________________________________________
_________________________________________________________________


                                 PART I
                         REGISTRANT INFORMATION
Full name or registrant        WorldCorp, Inc.

Former name if applicable
_________________________________________________________________

Address of principal executive offices (Street and number)
                              13873 Park Center Road, Suite 490
City, state and zip code           Herndon, Virginia 20171
                             PART II
                    RULE 12-b-25 (b) AND  (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

X      (a)    The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;
X     (b)    The subject annual report, semi-annual report,
          transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE
     State below in reasonable detail the reasons why Form-10K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

     Please see Attachment A attached hereto.

                             PART IV
                        OTHER INFORMATION
     (1)  Name and telephone number of persons to contact in
regard to this notification
     Patrick F. Graham                 (703) 834-9200
     (Name)                      (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports (s) been filed? If the answer is no, identify reports (s).
                                                      Yes      No
                                                       X

     (3)  Is it anticipated that any significant change in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to
included in the subject report or portion thereof?
                                                      Yes      No
                                                       X

     The Company expects to report a larger net loss for the second quarter ended June 30, 1998, than it reported for the second quarter of 1997.

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.

     The anticipated change is due primarily to the Company's reporting of its proportionate share of losses incurred by its two affiliates, World Airways, Inc. and InteliData Technologies
Corporation.

                           WorldCorp, Inc.
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date      8/14/98             By   /s/ Patrick F. Graham

          Instructions. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title off the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
     Intentional misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

                      GENERAL INSTRUCTIONS
     1.  This form is required by Rule 12b-25 of the General
Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 12(b) of Regulation S-T.

                          Attachment A

      WorldCorp, Inc. (the "Registrant") owns equity positions in SEC reporting companies that operate in two distinct business areas: World Airways, Inc. ("World Airways") and InteliData Technologies Corporation ("InteliData"). Due to the timing of the receipt of the information needed to complete its financial statements from World Airways and Intelidata, the Registrant requires additional time to complete the Quarterly Report on Form 10-Q for the quarter ended June 30, 1998. The Registrant will file its Quarterly Report on Form 10-Q on or before August 19, 1998, the 5th calendar day following August 14, 1998.